

**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

**DIVISION OF**
**CORPORATION FINANCE**

May 28, 2024

Mark A. Smith
President and Chief Executive Officer
NioCorp Developments Ltd.
7000 South Yosemite Street , Suite 115
Centennial, CO 80112

> **Re: NioCorp Developments Ltd.**
> **Registration Statement on Form S-1**
> **Filed May 15, 2024**
> **File No. 333-279429**

Dear Mark A. Smith:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Anuja Majmudar at 202-551-3844 with any questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc:     Christopher Kelly